Exhibit 99.2

March 13, 2009

Dear Isilonians,

I am pleased to announce that a proposal to approve a stock option exchange program for our eligible employees will be submitted to stockholders for their approval at the Isilon Systems, Inc. 2009 annual meeting to be held on April 20, 2009.

An effective and competitive employee incentive program is critical for the success of our business and stock options constitute a key component of our incentive and retention programs. We believe that equity compensation encourages employees to act like owners of the business, motivating you to work toward our success and rewarding your contributions by allowing you to benefit from increases in the value of our shares, which in turn helps grow our company’s value.

We believe our business and stock price has been impacted by the downturn in global economic conditions. As a result, many of our employees now hold stock options with exercise prices significantly higher than the market trading price of our common stock (known as “underwater” stock options).

If we receive stockholder approval, the exchange program would give eligible employees (which excludes executive officers and board members) a one-time opportunity to exchange certain outstanding underwater stock options for a lesser number of new stock options that will be granted with a lower exercise price.

More information about the exchange program is provided in the attached Frequently Asked Questions, including:

•	Who would be eligible to participate;

•	Which stock options might qualify;

•	Examples of exchange ratios and how the exchange of certain stock options would work;

•	Vesting schedule of the new stock options; and

•	When the exchange program would take place.

Additional information about the proposed exchange program is also available in our preliminary proxy statement filed with the Securities and Exchange Commission on March 13, 2009. You can access the preliminary proxy statement by going to www.sec.gov or to our website at www.isilon.com, clicking on “Company,” then “Investor Relations,” then “SEC Filings.”

I realize that this may raise a number of important questions for you. With that in mind, the information contained in the attached FAQ is intended to provide you with high-level information about the exchange program. More detailed information will follow to eligible employees upon commencement of the exchange program (anticipated on or about April 24, 2009). Please contact equitybenefits@isilon.com with any questions; however, please note that due to certain regulatory constraints we may not be able to answer all of your questions until the exchange program officially commences.

Sujal Patel
President and Chief Executive Officer

We have not commenced the exchange program to which this communication pertains and will not do so unless we receive the requisite stockholder approval at our 2009 annual meeting of stockholders. Even if the requisite stockholder approval is obtained, we may still decide later not to implement the exchange program. Isilon will file a Tender Offer Statement on Schedule TO with the SEC upon the commencement of the exchange program. Persons who may be eligible to participate in the exchange program should read the Tender Offer Statement on Schedule TO, including the offer to exchange and other related materials, when those materials become available because they will contain important information about the exchange program. Isilon stockholders and option holders will be able to obtain these written materials and other documents filed by Isilon with the SEC free of charge from the SEC’s website at www.sec.gov. We will also be able to provide hard copies of the tender offer materials upon request to the corporate secretary of the company.